Via Facsimile and U.S. Mail
Mail Stop 6010

June 16, 2006

Mr. Thomas F. Ackerman
Corporate Executive Vice President and Chief Financial Officer
Charles River Laboratories International, Inc.
251 Ballardvale Street
Wilmington, MA 01887

> **Re:** **Charles River Laboratories International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Fiscal Quarter Ended April 1, 2006**
> **File No. 001-15943**

Dear Mr. Ackerman:

We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Critical Accounting Policies and Estimates

Revenue Recognition, page 31

1. Please refer to Commission Release No. 33-8350, "Interpretation- Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," which you can find on our website at www.sec.gov/rules/interp/33-8350.htm. Provide us with additional information, in a disclosure-type format, that addresses your analysis of the uncertainties involved in applying the related accounting principles to your estimation of service revenue, which you have identified as "critical," and that explains why this accounting estimate or the underlying assumptions bear the risk of change.

Explain how your estimate of service revenue, in particular as it relates to the study protocols tied to your fixed-fee contracts, has affected your results of operations for the periods presented and provide to us disclosure that quantifies how accurate this estimate and the underlying assumptions have been in the past.

<u>Liquidity and Capital Resources, page 39</u>

2.   Please provide to us, in disclosure-type format, your calculation of days sales in accounts receivable for the years ended December 31, 2005 and December 25, 2004, as we are unable to reconcile to the disclosed figures of 33 and 32 days based on the information in your accompanying financial statements. Please also tell us why your net accounts receivable remained relatively consistent year-over-year in relation to your net sales revenue, which increased by approximately 46%.

<u>Notes to Consolidated Financial Statements</u>

<u>Note 1. Description of Business and Summary of Significant Accounting Policies</u>

<u>Inventory, page 50</u>

3. Please clarify, in disclosure-type format, your accounting policy for costs for small animals. It appears those costs would also go through inventory and cost of sales.

<u>Revenue Recognition, page 55</u>

4.   You disclose that amounts recognized as unbilled revenue become billable "upon achievement of milestones." Please clarify, in disclosure-type format, why revenue would be recognized prior to the achievement of milestones.

<u>Form 10-Q for the Fiscal Quarter Ended April 1, 2006</u>

<u>Unaudited Condensed Consolidated Financial Statements</u>

<u>Unaudited Condensed Consolidated Statements of Operations, page 3</u>

5. You disclose on page 8 that you "initiated actions" to sell Phase II-IV of your Clinical Services business during the first quarter of fiscal 2006. Giving consideration to paragraphs 30 and 41-44 of SFAS No. 144, please tell us why you did not classify the operations related to your Clinical Services business within discontinued operations for the periods ended April 1, 2006 and March 31, 2005 and why you did not classify the related net assets within assets/liabilities held for sale as of March 31, 2006.

*   *   *   *

Mr. Thomas F. Ackerman
Charles River Laboratories International, Inc.
June 16, 2006
Page 3

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Bruckner, Staff Accountant, at (202) 551-3657 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant